Exhibit (e)(8)

1. Customer Assurance Program.

1.1 PeopleSoft agrees to pay to Licensee: (a) the Total Fees set forth in the table in this Schedule and paid to PeopleSoft, minus any fees included on the Schedule for installation or consulting, multiplied by: (b) [INSERT APPROVED MULTIPLIER HERE] (“Payment”) if:

     (i) on or before two (2) years from the Schedule Effective Date, PeopleSoft, Inc. is Acquired by an entity not owned or controlled by or under the control of PeopleSoft, Inc. (“Acquiring Entity”) (hereinafter, the “Acquisition”); and

     (ii) on or before four (4) years from the Schedule Effective Date, the Acquiring Entity informs Licensee of or announces its intention:

(a)	to discontinue or discontinues Support Services for the Supportable Modules effective before the end of the Applicable Support Term, or materially reduces the level of Support Services for the Supportable Modules from the level of Support Services provided by PeopleSoft during the ninety (90) day period immediately preceding an Acquisition, or

(b)	to discontinue or discontinues licensing the Supportable Modules to new licensees of PeopleSoft or existing licensees of PeopleSoft which have not, as of the date of the Acquisition, licensed applications in the same application suite (examples of suites include HR, Financials, CRM and Supply Chain/Manufacturing) as the Supportable Modules, or

(c)	to * reduce, or materially reduces, the resources allocated to (i) develop Updates for the Supportable Modules or (ii) provide Support Services, from the level of resources allocated by PeopleSoft during the twelve (12) month period immediately preceding an Acquisition, or

(d)	to * delay, or delays, the timing of release of Updates or new releases for the Supportable Modules, or to reduce the extent and quality of such Updates and new releases, when compared to the timing, extent and quality of Updates and new releases that PeopleSoft delivered in the major release cycle completed immediately preceding an Acquisition, or

(e)	to * reduce or limit, or * reduces or limits the ability of the Supportable Modules to integrate or operate with databases, software, products and technologies (collectively “Third Party Products”) that the Supportable Modules integrated or operated with as of the date of the Acquisition unless (i) the Supportable Modules which integrated or operated with such Third Party Products aggregated less than 2% of total sales of Supportable Modules during the twelve month period preceding the Acquisition, or (ii) the license to use or integrate or operate with a Third Party Product expires by its terms or is terminated by the licensor, and a replacement Third Party Product or PeopleSoft technology is available and there is no or only minimal cost to PeopleSoft licensees in moving to the different Third Party Product or PeopleSoft technology.

     (iii) Licensee requests the Payment in writing to PeopleSoft or the Acquiring Entity on or before June 30, 2008, and

     (iv) Licensee is at the time the Payment is requested, and has been, a continuous, compliant subscriber to Support Services and no monies are owed under its agreements with PeopleSoft as of the date Payment is requested.

1.2 The Payment described in this Section is Licensee’s sole and exclusive remedy for any liability of PeopleSoft or its affiliates or the Acquiring Entity arising out of or related to the events described in (i) and (ii) above and will be reduced by any other amounts or damages Licensee seeks or recovers from PeopleSoft in relation to this Schedule or the events described in (i) and (ii) above.

1.3 This Section will be effective only if this Schedule is executed by both parties before the earlier of the following dates: i) the expiration date defined in Section    of this Schedule; ii) October 17, 2003**; or iii) the date Oracle Corporation withdraws its offer to acquire PeopleSoft. If the Schedule is not executed by such date, the offer set forth in this term is rescinded, all terms are null and void, and neither party shall have any obligation in relation thereto.

1.4 For purposes of this Section only, the following terms are defined as set forth below.

(i)	“Acquired” means:

(a)	Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of PeopleSoft, Inc. representing fifty-one percent (51%) or more of the total voting power represented by PeopleSoft’s then outstanding voting securities; or

(b)	There is a change in the composition of the Board occurring within a two year period, as a result of which fewer than a majority of the directors are Incumbent Directors, and PeopleSoft, Inc. is acquired. “Incumbent Directors” shall mean directors who either (A) are directors of PeopleSoft, Inc. as of the date hereof, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to PeopleSoft, Inc.); or

(c)	The consummation of a merger or consolidation of PeopleSoft, Inc. with any other corporation, other than a merger or consolidation which would result in the voting securities of PeopleSoft, Inc. outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty-five percent (55%) of the total voting power represented by the voting securities of PeopleSoft, Inc. or such surviving entity outstanding immediately after such merger or consolidation; or

(d)	The consummation of the sale or disposition by PeopleSoft, Inc. of all substantially all or all of PeopleSoft, Inc.’s assets.

     (ii) “Applicable Support Term” means the period announced by PeopleSoft as the support period (generally four (4) years) for the Supportable Modules licensed on this Schedule on the respective database platform(s) indicated herein, at the time the Supportable Modules licensed on this Schedule were first made available for licensing to substantially all prospective customers of PeopleSoft without restriction, subject to continued support of the database platform, operating systems and hardware on which the Supportable Modules operate by the respective manufacturers during such period. Each party shall have the right to terminate Support Services pursuant to the terms of the Agreement.

     (iii) “Supportable Modules” means the modules developed by PeopleSoft using its underlying application development platform PeopleTools which are (i) licensed on this Schedule and defined as Supportable Modules, and (ii) Updates to such Supportable Modules shipped by PeopleSoft prior to an Acquisition.

* The word “materially” appears in 5 contracts signed after October 17, 2003 in these places.

** This date is set at a later date in the 5 contracts signed after October 17, 2003 containing the word "materially", as referenced in the footnote above.